FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of September 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                        _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




20 September 2004

                            COLT TELECOM GROUP PLC

                    TONY BATES PURCHASES 100,000 COLT SHARES

COLT Telecom Group plc (COLT), a leading pan-European provider of business communications solutions and services today announced that, Tony Bates, Director and Chief Administrative Officer has demonstrated his confidence in the future success of COLT by the purchase of a beneficial holding of 100,000 COLT ordinary shares, which represents 0.007% of the issued share capital of the Company.

In recognition of this investment, and subject to the approval of the Compensation Committee, Tony Bates has been awarded a 1 for 2 matching share grant of 50,000 shares. Subject to performance conditions being met, the grant will become unconditional after three years.

50,000 of the shares were acquired on 17 September 2004 at 48.5 pence per share and the balance of 50,000 were acquired today at 48 pence per share.


Enquiries:

COLT Telecom Group plc
John Doherty
Director Corporate Communications
Email: jdoherty@colt.net
Tel: +44 (0) 20 7390 3681

Gill Maclean
Head of Corporate Communications
Email: gill.maclean@colt-telecom.com
Tel: +44 (0) 20 7863 5314






                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 20 September 2004                              COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary